Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED

BYLAWS

OF

FATE THERAPEUTICS, INC.

(the “Corporation”)

The below shall be added as Section 11 of Article VI of the Amended and Restated Bylaws of the Corporation (the “Bylaws”), in its entirety to read as follows:

“SECTION 11. Exclusive Jurisdiction of Delaware Courts or the United States District Court for the Southern District of California. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of California shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.”

Adopted by the Board of Directors effective as of August 17, 2020